Supersenzor
Directed Fast Neutron System for Landmine Confirmation

Bogdan C. Maglich, Tsuey-Fen Chuang, Christian Druey, Mu Young Lee and G.W. Kamin

HiEnergy Technologies, Irvine, CA, USA

George Miller

University of California, Irvine, CA, USA

Supported in part by the U.S. Army's RDECOM Night Vision and Electronic Sensors Directorate through the Dept. of Defense Small Business Innovation Research program.


Tagged-Neutron generator
α
n
Shielding
Target
γ
Pivoting bracket (for use with forklift)
Gamma detector (4 total)
Neutron detector (2 total)
Barrrier (i.e. steel)
~10°
~1/3 m
1 m
~9°

The key components of the Supersenzor system which utilizes directed fast neutrons to interrogate hidden targets


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HiEnergy Technologies, Inc. MINISENZOR
Landmine Detection Tests at University of California, Irvine. December 2002

Under certain test conditions, Minisenzor (non-directional fast neutrons) is able to **identify** 5 kg of explosive simulant buried under 2” of soil.

Ongoing tests for US Army as part of HiEnergy’s contract to develop an anti-tank land-mine confirmation sensor.

Ultimate device will incorporate a Supersenzor on a mobile platform.

Fast Neutron Analysis (FNA)

- Inelastic scattering of fast neutrons
- Measurement of prompt gamma rays

Associated Particle Imaging (API)

- Alpha-particle tagging of gamma rays
  (a virtual "beam" of neutrons)

Improved API - Supersenzor

- Real-time
- Field deployable
- A truly **STOICHIOMETRIC** system

Supersenzor is directional -
analyzes gamma rays from target only


Gamma Receiver
HiEnergy
Clutter
Alpha "window"
Target
HiEnergy
API Neutron Generator
Barrier (i.e. steel)
Ground

Supersenzor is directional -
analyzes gamma rays from target only



Gamma Receiver
Clutter
Alpha "window"
Effective Neutron "Beam"
Target
API Neutron Generator
Barrier (i.e. steel)
Ground

Supersenzor is directional -
analyzes gamma rays from target only


Gamma Receiver
Gamma Rays from Target Only
Clutter
Alpha "window"
Effective Neutron "Beam"
Target
API Neutron Generator
Barrier (i.e. steel)
Ground

Portability


9A

Neutron Generator

Gamma Detector

Comparison of "directional" FNA systems:

Supersenzor API vs. Ancore PFNA



EXPLOSIVE DETECTION BY ANCORE-SAIC versus EXPLOSIVE DETECTION BY HIENERGY
SAIC/ANCORE
HiEN
ANCORE/SAIC simulant has $C_1N_2O_2$ empirical ratio;
HiEnergy simulant has $C_1N_2O_1$ empirical ratio.
NaI
GE
Counts
KeV
N
Si
N
?
N or H
?
H
N
Pb
?
O
O
O
C
N
N & O
O
O
0
100
200
300
400
500
600
700
800
900
1000
500
1000
1500
2000
2500
3000
3500
4000
4500
5000
5500
6000
6500

Fig. 5. Comparison of gamma spectrum quality measured by germanium detectors (resolution 0.1%; blue vertical lines) [HiEnergy] with that observed by sodium iodide (10%; line contours) [T. Gozani, et. al Nucl. Instr. Meth. B99, 753 (1995)].

Spectra of cocaine hydrochloride with NaI (black contours) by Argonne National Laboratory versus HPGe (blue peaks) by HiEnergy



Note: With NaI, spectroscopy is reduced to attempts at deconvolution of wide regions of the gamma spectrum. For example, the carbon peak at 4.440 MeV is 750 KeV wide compared to only 75 with HPGe. This leads to a decrease of detection time by a factor of 10. Furthermore, note the increased S/N in the 6 MeV region. Discrimination of various energy peaks from clutter is impossible with NaI. The increased resolution of the HPGe allows the use of cascades peaks, Compton peaks, and other photo peaks from carbon, nitrogen and oxygen which translate to an increased total cross section (i.e. less detection time and increased statistical accuracy) not possible with NaI.
Relative Counts
Energy (KeV)
600
500
400
300
200
100
0
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
C ?
C
Cl
Cl
K-40
H
Pb
O
C
O
C
N
N, O
O
O
O ?

On-Line Stoichiometry

Graphical Display of 3-Element (C,N,O) Analysis

Reveals Empirical Chemical Formula



Drugs
Explosives
Chemical Weapons
Innocuous
Ammonia
Melamine
CARBON
OXYGEN
C-2 "Plastic Expl."
SEMTEX
Ammonium Nitrate
TABUN
PETN
TNT
Nitroglycerin & EGDN
Anthrax Simulant
Amphetamine
VX
Yeast
Sarin
Cocaine
Soil
Water
Fuel
NITROGEN

Validation of HiEnergy's systems

- Supersenzor in the laboratory
  - Cocaine hidden in rice (with US Customs)
  - Explosive filler in artillery shell
  - Distinguishing Anthrax from Yeast (DARPA)

- Minisenzor in the field
  - UXO filler* identification for US Navy
  - Land mine tests at UC Irvine

* actual explosive filler material – other tests and demonstrations were performed with suitable simulants

Artillery Shell Filler Test


Empty Shell
Relative Counts 10^9 neutron
KeV
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
6,000
6,500


Urea
511 KeV Escape
Relative Counts
Iron
Iron
Nitrogen
Nitrogen
Iron
Hydrogen
Iron
Nitrogen
Lead
Oxygen
Carbon
Nitrogen
Oxygen
Oxygen
KeV

Supersenzor distinguishes an empty artillery shell from one containing an explosive simulant.

Supersenzor correctly deciphers the chemical formula of the explosive simulant.



Non-portable API Neutron Generator
with 8 kW Power Supply


n
n
n
n
n
γ

Artillery shell suspended in air with polyethylene shielding And HPGe gamma ray detector



1.2
1
0.8
0.6
0.4
0.2
0
Urea (actual)
Experimental Result
C
O
0
0.5
1
1.5
N

Graphical representation of results from Supersenzor interrogation of artillery shell.

Artillery Shell Filler Identification Test of Non-Portable API System

- 5 kg of explosive simulant (urea)
- Distance of 1 meter (in air)
- Actual formula:

  $C_1N_2O_1$
- Experimental results:

  $C_{1.08(\pm 0.09)}N_{1.95(\pm 0.17)}O_{1.00(\pm 0.20)}$
- Estimated detection speeds for portable Supersenzor (5 kg in soil):

  10 ~ 300 seconds (40x faster than above)

Portable API Neutron Generator


Thermo MF Phys

10^8 neutrons/s (continuous beam)

Accelerating voltage: <100kV

Mass (including HV power supply): 22 kg

Length: 1 m Power: 75 Watts (24V DC)


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Electric Cooling of Detectors

First Generation:
One detector (<90% eff.)
300 Watts
Non-portable (shown)

Second Generation:
Up to 4 detectors
300 Watts
Portable (Fall 2003)

Third Generation
One detector
20 Watts


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FILTER AMP
GATE & DELAY GENERATOR
POLARITY
POWER

Electronics

Prototype:

Rack mounted NIM logic.
300 Watts
DSP for gamma-ray pulse height analysis.
Single-pixel (voxel).

Production:

Integrated logic and pulse analysis on a single low-power PC board with multi-voxel imaging capability.

Supersenzor Ongoing Development

- First field tests of portable Supersenzor
- Robust data analysis algorithms
- System integration (software and/or hardware) with miniaturized electronics
- Faster detection times due to improved DSP
- Ruggedized and standardized HPGe detectors
- Elimination of liquid nitrogen cooling
- Multiple HPGe gamma ray detectors
- Multi-voxel, 3D chemical imaging capability
- Optimized radiation shielding for field use
- Remote-controlled vehicle platform